July 15, 2015

VIA EDGAR
Russell Mancuso

Branch Chief

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Easterly Acquisition Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed July 2, 2015
File No. 333-203975

Dear Mr. Mancuso:

Set forth below are the responses of Easterly Acquisition Corp. (the “Company,” “we” or “us”) to the comments of the staff (“Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated July 13, 2015, concerning the Registration Statement and our initial public offering of securities. For your convenience, each response of ours immediately follows the text of the corresponding comment of the Staff. The Staff’s comments have been indicated in bold italics. In addition to the responses below, we have filed today a revised version of the Registration Statement on Form S-1 (the “Amended Registration Statement”) to address the Staff’s comments and update certain additional information. The changes reflected in the Registration Statement include those made in response to the comments of the Staff of the Commission set forth in the Staff’s letter, dated July 13, 2015, as well as other updates. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Amended Registration Statement, unless otherwise noted. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Amended Registration Statement. For the convenience of the Staff, we are delivering paper copies of this letter and copies of the Amended Registration Statement marked to show changes from the Registration Statement filed on July 2, 2015.

Mr. Russell Mancuso

July 15, 2015

Calculation of Registration Fee

1.	From your response to prior comment 24, it appears that footnote (3) is not applicable to the row of the table regarding the redeemable warrants. Please revise or advise.

We have complied and revised the disclosure to delete the application of Footnote 3 to the redeemable warrants on the Calculation of Registration Fee table.

Redemption of warrants, page 10

2.	We note your response to prior comment 4. Please revise your disclosure in this section to highlight clearly, if true, that you may redeem the warrants even in circumstances when holders are not able to exercise them. From your current disclosure in this section that you may redeem the warrants only after they “become exercisable” and that “no warrant will be exercisable” if the issuance is not registered or qualified under state law, it is unclear how investors would know that you consider warrants that cannot be exercised under state law to be “exercisable” and therefore you may redeem those warrants for $0.01 when the holder is not able to exercise them.

We have complied and revised the disclosure on page 10 to indicate that if the shares of common stock issuable upon exercise of the warrants are not registered under the Securities Act and applicable state securities laws, then investors may not be able to exercise their warrants when they desire unless there is an exemption available.

Redemption rights in connection with..., page 20

3.	From your response to prior comment 6, it continues to appear that your offering might involve a contingency as contemplated by Rule 15c2-4. We may have further comment after you file the underwriting agreement.

The Company has filed the underwriting agreement as Exhibit 1.1 to the Registration Statement. The underwriting agreement is for a firm commitment underwriting and, accordingly, the conditions of Rule 15c2-4 are not applicable.

Indemnity, page 23

4.	We note your response to prior comment 9. It appears that, if disputes arise with your sponsor, the sponsor may make a claim against the trust except to the extent of its limited waiver. Therefore, given the last sentence of this section, please clarify that your founder will be executing only a limited waiver.

We have complied and revised our disclosure on page 24.

Mr. Russell Mancuso

July 15, 2015

If we are deemed to be an investment company..., page 35

5.	Please revise your analysis provided in response to prior comment 15 to reflect the 2014 amendments to Rule 2a-7.

We have complied and revised Exhibit 10.5, the Form of the Investment Management Trust Agreement. We have refiled Exhibit 10.5 for your review.

The provisions of our amended and restated certificate of incorporation that relate to our pre-business combination activity, page 46

6.	We note your response to prior comment 11. If amendments to your certificate of incorporation that can occur without a redemption right could cause your securities to be delisted from the Nasdaq and therefore affect the ability of investors to sell their securities, please say so clearly and directly in this risk factor.

We have complied and revised the disclosure on page 47 to indicate that the liquidity of our securities could be affected if amendments to the Company’s certificate of incorporation without a redemption right were to cause the Company’s securities to be delisted from Nasdaq.

An investment in this offering may result..., page 52

7.	We note your response to prior comment 13; please revise your risk factor to address the tax uncertainty discussed on page 122 regarding the suspension of the holding period for the common stock due to the redemption right.

We have complied and revised the disclosure on page 53.

Redemption of Public Shares..., page 83

8.	We note your response to prior comment 11; please reconcile your disclosure in the first sentence of the last paragraph of this section with section 9.7 of exhibit 3.2 that the redemption right is limited to an amendment that would affect the substance or timing of your obligation to redeem shares if you have not consummated a business combination within 24 months.

Mr. Russell Mancuso

July 15, 2015

We have complied and revised the disclosure on page 86.

Management, page 96

9.	Please provide Mr. Knowlton’s business experience for the past five years in accordance with Item 401(e) of Regulation S-K. In this regard, it is unclear whether Mr. Knowlton was employed by FBR Capital Markets after selling Watch Hill Partners LLC to FBR Capital Markets in 2009.

We have complied and revised the disclosure on page 97.

Redeemable Warrants, page 111

10.	We note your revisions in response to prior comment 23 in the first parenthetical phrase in the second full paragraph on page 114. Please clarify here the material tender, exchange or redemption offers “described further in the warrant agreement” that are an exception to the adjustment you disclose here. For example, if an offer in connection with your initial business combination is such an exception, please say so clearly and describe how such an offer would affect the warrants given that it is subject to an exemption from the disclosed adjustment.

We have complied and revised the disclosure on page 114.

Exhibit 5.1

11.	We note the added paragraph numbered 1 on page 3 of this exhibit. Please file an opinion based on all relevant facts and law, not merely on a review of a selected document.

We have complied and revised the paragraph numbered 1 on page 3 of Exhibit 5.1. We have refiled Exhibit 5.1 reflecting this change.

12.	We note your response to prior comment 30 that you will file another exhibit 5.1 opinion before effectiveness of the registration statement to remove the assumption with respect to the certificate of incorporation. Please also file an opinion before the effectiveness of the registration statement to remove the assumption in the second paragraph on page 2 of the current exhibit 5.1 regarding your bylaws and the warrant agreement being “entered into or filed as appropriate.”

We respectfully advise the Staff that we intend to file an opinion before the Registration Statement becomes effective which will remove the assumption regarding the Company’s bylaws and the warrant agreement being “entered into or filed as appropriate.”

Mr. Russell Mancuso

July 15, 2015

Very truly yours,

/s/ Gregg Noel

Gregg Noel

cc:	Easterly Acquisition Corp. Avshalom Kalichstein Weil, Gotshal & Manges LLP Jennifer A. Bensch, Esq.